SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                    FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               PLANET411.COM INC.
             (Exact Name of Registrant as Specified in its charter)

                  DELAWARE                               88-0258277
         (State or other jurisdiction of          (IRS Employer Identification)
          incorporation or organization)


         Planet 411
         440 Rene Levesque West
         Suite 401
         Montreal, Quebec Canada                                    H2Z 1V7
         (Address of principal offices)                            (zip code)

                                 (514) 866-4638
              (Registrant's telephone number, including area code)

           Securities to be registered under Section 12(b)of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                    Common Stock, par value $0.001 per share
                                (Title of class)


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                                TABLE OF CONTENTS

ITEM 1.    BUSINESS

ITEM 2.    FINANCIAL INFORMATION

ITEM 3.    PROPERTIES

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS

ITEM 6.    EXECUTIVE COMPENSATION

ITEM 7.    CERAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.    LEGAL PROCEEDINGS

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

ITEM 11.   DESCRIPTION OF SECURITIES TO BE REGISTERED

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM. 15   FINANCIAL STATEMENTS AND EXHIBITS


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ITEM 1. BUSINESS.

Forward Looking Statements

This document contains forward-looking statements. Please review the information in light of the cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements. The descriptions of any agreements contained in this document are subject in their entireties to the actual text of the agreements that are attached hereto and made a part hereof.

General

Planet411.com Inc. intends to provide merchants developing their internet business with the following bundled services and features: store and catalogue creation, web site hosting, Visa and MasterCard merchant numbers, e-commerce application software, on-line transaction processing, shipping arrangements and branding. Management believes that these services and features, when properly integrated, enable e-merchants to efficiently market their products and process transactions without the higher costs and long delays frequently associated with either starting up a business or commencing sales operations via the Internet.

References to the "Company" shall be deemed to mean (a) Planet411.com Corporation, a Nevada corporation, and its predecessors in interest (as described in the next sentence) for all periods prior to October 6, 1999, and
(b) Planet411.com Inc., a Delaware corporation, after such date. From 1992 to 1998, the Company was known as (and the aforementioned predecessors include) Noble Financing Group Inc., which the Company's management believes was a company seeking investment opportunities. In 1998, the Company's name was changed to Newman Energy Technologies Incorporated as a show of good faith while its then current management was negotiating a technology deal (which deal was never consummated). In 1998, as World Star Asia, Inc., the Company was in the business of selling franchises to make and distribute mini trucks, until a third party backed out of a material transaction related to such activities. (Management does not believe any material transactions were ever consummated by the Company as World Star.) After the Company's 1998 name change to Comgen Corp., the Company was seeking (but to the knowledge of the Company's current management never consummated any) potential investments.

The Company operates its business entirely through 9066-4871 Quebec Inc. ("9066"), which was organized in July 1998. All descriptions of a commercial nature contained herein relate to the business as conducted by 9066. Two of the Company's subsidiaries, 3560309 Canada Inc., a corporation existing under the laws of Canada ("Canco"), and Planet 411 (Nova Scotia) Company, a Nova Scotia unlimited liability company ("Novaco"), were created in connection with the reverse takeover through which the shareholders of 9066 acquired a controlling interest in the Company. These entities do not conduct any material business, but exist to hold the equity interests in the Company's subsidiaries and to participate in the Voting and Combination Agreements described herein. See Item 7, "Certain Relationships and Related Transactions." A third subsidiary, Egress Technologies Inc., no longer conducts any material business.

The Company is nearing the conclusion of the test phase for its products and services, during which it has continued to refine the combined product offered. During the test phase, the Company has tested its products and services with five simulated stores, which are fictional virtual (internet) stores that the Company has created to conduct a wide variety of sample transactions that are controlled by the Company. The Company may continue use these simulated virtual stores to test products and services that it develops from time to time, but such simulated virtual stores will only be used by the Company and, being fictional entities, cannot become clients of the Company. The Company does not plan on allowing parties outside of the Company to have access to these websites (other than those assisting with the aforementioned tests). The Company has not yet commenced full scale commercial operations, but anticipates doing so by Spring 2000. The Company is not yet offering services to third parties, has no clients at this time (although the principals have spoken with a number of potential end-users regarding the process) and has derived no revenues from sales or services provided. The business of the Company as set forth herein is a description


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of the goals that the Company has established for itself. Because the Company will require additional capital within the next two months to remain viable, there can be no assurance that it will be able to achieve these goals. The Company also believes that it will have greater access to capital and/or bank financing once its shares are once again eligible for listing on the Over the Counter Bulletin Board. There is no assurance that the shares will become eligible or that if the Company's goals are achieved, the business reflected herein will be commercially viable. There is also no assurance that the Company will have the capacity to create an effective and efficient service department within the next few months, or that the Company will be able to open up the business centers described elsewhere herein (estimated to cost $673,000 per business center, except for the Montreal business center, the prototype for the Company's other centers, which management estimates will cost $1,000,000). Delays in the commencement of full scale commercial operations could reduce what the Company's management believes is its lead time over certain of its competitors, being the approximately six months that management believes it would take to develop and implement the requisite technology and to establish the necessary market relationships to conduct the Company's business operations. Such a loss in the Company's lead time would likely result in a smaller-than-expected market share once the Company's intended operations are commenced.

Products and Services

     Products and Services

The Company's core focus is to be an e-business service provider to small and medium-sized businesses. The Company plans to offer a package of services to e-merchants that will facilitate the process by which small and medium-sized businesses establish their virtual stores for on-line transactions. The first phase of that process is to set up the e-merchant's on-line store. By bundling store and catalogue creation, web site hosting, the provision of Visa and MasterCard merchant numbers to its customers, e-commerce application software, on-line transaction processing, shipping arrangements and branding, the Company believes it will be able to attract customers looking for an efficient, broad-based means of engaging in e-commerce. The Company will utilize the products and services made available through the arrangements described below in establishing the e-merchant's store.

The second phase of the services provided by the Company will be for the Company to facilitate these virtual stores being placed in high-traffic portals, shopping websites and other content providers, so that internet users will be able to visit the e-merchants stores without specifically knowing about them prior to going online to make their purchases. The Company has no arrangements with any of such content providers, but believes that these various content providers will act in their own interest and place the e-merchants' virtual stores within their networks. The Company will advise the e-merchants as to which provider(s) will be best for their respective businesses, based on the Company's experience and familiarity with the strengths and weaknesses of these content providers. Estimates as to fees to be paid by the Company's e-merchants to the portals, websites and other content providers range from $10 to $400 per month, largely dependent on the popularity of the particular content provider (in the same way that more popular newpapers can charge higher rates for advertising space).

The Company has divided its services into three components: strategy, marketing and performance analysis.

     o Strategy: This comprises the first phase of the Company's services, as described above. The strategy component consists of assisting with the set-up and implementation of the e-merchant's on-line business model; determining how much volume the merchant's store is equipped to handle; identifying opportunities and suggesting new markets for its e-merchants to pursue; and advising e-merchants with their relationships with consumers.

     o Marketing: This comprises the second phase of the Company's services. This component consists of working with e-merchants to define a marketing strategy and identifying the best advertising and promotion channels for the virtual store; coordinating traditional and/or on-line marketing techniques; identifying the best communication channels and determining placement and position of the e-merchant's products and website on the internet, including which portal(s)


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          would be most cost-efficient to bring about an increase in sales;
          determining how much to spend on having the store's content on which particular portal; and managing publicity and the promotional budget requested by merchants.

     o Performance Analysis: The Company will assist in extracting pertinent data about sales generally, and e-merchant visitors and buyers in particular; analyze results, perform trend analysis and rate store's performance; and re-orient the on-line store to enhance on-line traffic and sales volume.

These services can be provided via the internet or at business centers that the Company is in the process of establishing, which the Company envisions as a place to "bridge" the real and virtual worlds. Qualified Company personnel will work face-to-face with e-merchants and create a solution implementing the method described above. The Company believes that this personal contact and mixing of traditional and online marketing techniques will attract those who are less familiar or comfortable with the Internet. See "-- Sales and Marketing."

The Company will also offer 24 hour, seven day customer service to customers of the Company's e-merchants, which the Company believes will create greater consumer confidence in the part of the e-merchants' on-line purchasers and encourage subsequent purchases, all of which should ultimately increase revenues to the Company.

     Third Party Providers

The Company has entered into a number of arrangements with third-party providers to place itself in a position in which it can provide its e-merchants with all of these services. The Company has an agreement with Open Market Inc. permitting the Company's e-merchants to use Open Market's catalogue creation software (ShopSite(TM)) and back-end commerce application software (Transact4), which will assist the Company's customers in developing marketing strategies for their products and tracking and invoicing their products. The Transact4 software package also contains automated tax and shipping calculations as well as fraud detection technology. The Company's rights to these Open Market products were granted pursuant to a perpetual license. The Company needs to pay its final installation for the license granted under this agreement. The Company has continuing obligations for support services under the agreement. In addition to the foregoing costs incurred in installing and servicing the Open Market products, the Company will also incur variable fees per month per e-merchant that is using the Open Market software, computed on a sliding scale based upon each respective e-merchant's revenues. The Company may terminate the agreement without cause at any time on or after March 18, 2001 upon 90 days written notice to Open Market. Each of the parties may also terminate for cause if the cause remains after a 30 day cure period.

The Company has entered into an Internet Services Agreement with EMC2 Corporation ("EMC") to monitor the servers on which the Company hosts its customers' websites, to prevent disruptions in service and to make repairs, so as to maintain the host services and availability of the websites for the Company's e-merchants. The EMC contract requires the Company to make monthly payments of $21,800 (as a base amount) through May 15, 2001 (aggregating to a minimum of $370,600 from January 2000 through such date). Under the EMC contract, charges payable for additional EMC services under the EMC contract will be determined by the Company and EMC based upon then current rates; the Company expects this rate to vary based upon the number of customers the Company has in a given month. No such additional services have been requested to date. The EMC contract renews automatically for one-year periods unless terminated by either party (a) at least 90 days prior to the end of the then-current term or
(b) upon a material breach by the other party, subject to a 30-day cure period for such cause.

The Company is finalizing arrangements with The Toronto-Dominion Bank and the National Bank of Canada that will allow the Company to provide its customers with Visa and MasterCard merchant numbers, respectively, within three days, as opposed to a potential six-to-eight week delay, without the typical upfront security deposit (for chargebacks) of approximately $3,200 to $13,000. The Company expects it will ultimately be responsible for the e-merchants' chargebacks. Instead of requiring a security deposit from e-merchants for chargebacks, the Company intends to hold "rolling" security for these Visa or


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MasterCard merchants, in accordance with an industry-based risk analysis to be provided by the respective bank. This "rolling security" will be effected through the Company's holding back as security a percentage of each e-merchant's sales revenue for the immediately preceding six months; after six months of holding the relevant security, the Company will release the sales revenue to the e-merchant and retain a percentage of the current sales revenue in lieu thereof. The Company will also protect against e-merchant fraud by not paying them until the Company receives confirmation of delivery of the goods by UPS. The Company believes that these security measures will foster consumer confidence, leading to increased sales revenues for the Company's e-merchants and, as a result, the Company. There is no assurance that these agreements will be finalized with either bank or that the Company's expectations in connection therewith will be met.

The Company has entered into an agreement with UPS that allows the Company's e-merchants to benefit from discounted shipping rates. Under the terms of the UPS agreement, the Company's e-merchants benefit from price incentives granted through the Company, as UPS's fees will be based upon the aggregate of all of the Company's merchants' shipments. The Company is ultimately responsible to UPS for all amounts owed by its merchants. The Company has agreed to pay for all shipments in full within 90 days of the invoice date. As part of the agreement, the Company has agreed to endorse UPS as the recommended delivery company for the Company and all of the Company's related divisions, subsidiaries and affiliates. In return, UPS has agreed to support and/or endorse marketing and or promotional initiative aimed at promoting the Company's services in which the UPS registered trademark and/or logo appears.

     Revenues

The Company's revenues will be based upon the gross sales of its e-merchants. The Company plans to charge e-merchants an industry-dependent fee expected to average four percent (4%) of gross sales and to require that its merchants pay at least $200 monthly for additional marketing services (whether or not provided by the Company). The Company and the e-merchant will jointly determine the amount above the minimum monthly payment that would be appropriate for the e-merchant to spend on additional marketing services (some of which will be use to pay for the placement of the virtual store on a portal, shopping website or other content provider).

The Company has received over 50 unsolicited offers for franchises in other jurisdictions. Should the Company decide that it wishes to derive revenues from franchising its concept (including through having third parties operate its business centers in cities outside of Canada), it will extensively review these and any other offers it may receive prior to engaging in such franchising activities. The Company has not determined under what circumstances, if any, it will engage in franchising or in joint ventures and no terms or contracts have been presented to the Company in which it is interested.

Employees

The Company is establishing its base of operations in Montreal. The Company is in the process of evaluating potential sites for its business center and expects to open same in April 2000. This facility will be staffed seven days a week during regular business hours by qualified representatives and customer service personnel. The Company currently employs 37 people full-time. The Company's relationship with its employees is good. None of the Company's employees is a member of a labor union.

The Company is in the process of bolstering its management team by adding senior executives with a track record in the information technology industry, e-commerce, and/or transaction processing. The Company also plans to employ 15 regional sales managers, one new sales executive and ten administrative staff members for the processing of e-commerce merchant applications. On the technical side, the Company plans to hire two people for each of its technical support and administrative support staffs. Over the next three years, the Company plans to open business centers in Toronto, Vancouver, Calgary and Ottawa, where its qualified representatives and customer service personnel will help the Company's e-merchants in connection with their getting on and conducting e-commerce on the Internet. The Company believes that each business center will be staffed by approximately 35 people, including graphic designers, strategy agents, marketing agents, performance analysts and computer-security-related personnel. In support of these centers, the Company believes it will be required to hire an estimated additional 25 people annually


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for a three years to perform general and administrative tasks. There is no assurance that these estimates will reflect the actual growth of the Company's business, however.

Market

The Internet began as a source of free information. It is now growing into a medium for online commerce as well. Estimates vary greatly as to anticipated Internet-generated revenues in even the near future, but would appear to be a rapidly developing market. For example, research cited by the chief executive officer of a well-known computer industry company forecasts that e-commerce transactions will account for $2 trillion, or about 10 percent of the U.S. gross domestic product by 2002. According to a report by the Retail Council of Canada and IBM published in June 1999 entitled "The Race is on: Who Will Win Canada's Internet Shoppers," the Canadian e-retail market (business to consumers) was estimated to be $450 million in June 1998 and to be $8.5 billion in 2003 (based on a conversion rate of Cdn.$1.00=US$0.662). Vice President Gore noted in a White House report dated June 21, 1999 that growth in e-commerce has far outpaced even the most optimistic projections, citing early 1998 expert estimates that Internet retailing would reach $7 billion by year 2000 and later statistics indicating that by late 1998, online sales had already reached between $7 billion and $15 billion. Moreover, a study from the Boston Consulting Group published in Shop.org in July 1999 states that in 1998, the number of e-commerce transactions increased by 200%.

For Internet use to grow, consumers must be confident in the security measures taken by providers. According to an article in E-Commerce News, the concern of Internet users about credit card fraud while shopping online has fallen to 21% which is about half of what it was in 1997. The Company has addressed the security issues by utilizing the Transact4 software, which contains antifraud technology.

Each day new websites are launched that are easier than ever to use and have increased sophistication and appeal. These websites offer an increasing array of goods and services including computer hardware and software, travel planning services, entertainment, financial services, and education. In order to sell these goods and services successfully, e-merchants must accept and be able to process transactions on widely held credit cards such as MasterCard and Visa, have the capability to ship their goods economically (but reliably), and have the ability to market their products and services and obtain information and generate reports and invoices from their sales. The Company believes that few new e-merchants are in a position to establish all of these capabilities efficiently, and believes that its providing e-merchants with one integrated source for all of these functions will be more attractive to the Company's intended market.

The Company believes that primary market for the Company's products and services, and the companies to which the aforementioned products and services offer the greatest benefit, are small and medium-sized businesses that are already established as "brick and mortar" physical locations that can handle a sharp increase in volume. The Company will initially focus its sales efforts in Montreal, then direct its efforts to the other larger cities in Canada, namely Toronto, Vancouver, Calgary and Ottawa, later in 2000 (although business centers will be built in these cities over a slightly longer timeframe - See "-Sales and Marketing"). The Company has long-term plans to export its concept to Europe, the United States, Asia and South America over the next two years. There is no assurance, however, that such expansion will take place, in light of the Company's need for immediate capital. The Company will not be focusing on any particular industry or product; however, management believes that stores selling moderately to higher priced and easily and inexpensively shipped goods (for example, perfume) would be good candidates to become e-merchants utilizing the Company's services.

The Company also believes that large merchants may also be a viable market, although the Company will market its products and services in a different manner to such companies. See "Sales and Marketing."


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Sales and Marketing

The Company intends to launch a direct selling strategy intended to secure a strong position in the market place. The marketing campaign will focus on established, small and medium-sized businesses with the potential for sharp increases in sales.

In Montreal, the Company has engaged CPM Cartier Promotion Marketing ("CPM") to help develop the marketing strategy of the Company. CPM also assisted in planning and producing the required communication tools for the launch campaign of the Company's e-business solution. CPM relies on the following multi-disciplinary team of marketing and communication companies to assist in generating the Company's marketing strategy:

     o    Leger & Leger for it marketing research;

     o    Serge Bujold and Associates; and

     o Morin des Roberts to plan and manage its public and investor relations.

An advertising, promotion and public relations campaign was launched in November 1999 and will extend into early 2000. CPM has set up a multi-media marketing campaign that will be monitored with assistance from and Leger & Leger, who will also help CPM in gauging and adjusting the marketing strategy with the perception and attitude of the targeted markets toward the Company's e-business solution.

Integral to all of these strategies is the hiring of experienced business development and sales professionals. The Company commenced hiring sales professionals in August 1999. The sales team will be divided in three sub-teams. One team will be a "ground force" that will visit potential merchants. A second team will be located in a call center, as some agents will be responsible for telemarketing. Initially the Company plans that the sales team will be composed of 15 representatives, some of whom will focus on particular industries.

The third team, initially staffed by five to ten sales people, will be located in the Montreal business center, and will direct its efforts at those e-merchants within the Company's target market that are not computer or Internet familiar. The Company believes these e-merchants will be attracted by these "bricks and mortar" business centers, which are also staffed with support personnel to assist the Company's e-merchants in a "face-to-face" setting. At these business centers, the Company will work with e-merchants to create a business development strategy and a marketing plan. Performance analysis is also offered at these centers after the strategies are implemented. Additionally, the Company plans to have graphic design and other personnel available so that the e-merchant and the Company together can generate the integrated product that the Company is promoting. The Company's first business center will be in Montreal, with other centers planned for Toronto (June 2000), Vancouver (August 2000), Calgary (March 2001) and Ottawa (March 2001) within the next two years. The Company also intends to establish business centers in Europe (December 2000), the United States (March 2001), and Asia and South America thereafter.

From time to time, the Company's management will personally and directly address large merchants with respect to the Company's products and services. These large merchants will be selected by management based upon management's perception that the Company's business model will not require significant adaptation for implementation with these merchants, who will generally be sellers of diverse lines of easily shipped consumer goods. The Company believes that this change in methodology is appropriate because of, among other things, the technological sophistication and internal marketing and Internet expertise of these large merchants.

Competition

The market for small and medium-sized e-merchants who are looking to set up stores on the Internet is becoming highly competitive, with no substantial barriers to entry, and the Company expects that competition will continue to intensify. The market for the Company's products and services aimed at these merchants has only recently begun to develop, is rapidly evolving and is likely to be characterized by an


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increasing number of market entrants with competing products and services.
Although the Company believes that the diversity of the Internet market may provide opportunities for more than one provider of products and services comparable to the Company's, it is possible that one or a few providers may in the future dominate one or more market sectors. Based upon internet research performed by the Company, management believes that the Company has approximately 35 competitors in the United States and approximately 15 competitors in Canada. Management does not believe that there are any companies that dominate the market for products and services comparable to the Company's, although to the extent that the Company competes with portals, the portals would dominate based on name recognition alone. The Company expects that the number of competitors will grow as e-commerce grows. Management believes that the Company's products and services, once implemented, will compare favorably to other companies' products and services with respect to the competitive factors listed below, but there is no assurance that e-merchants in the Company's target market will make a similar assessment.

The Company believes that the primary competitive factors for companies seeking to provide comparable products and services to e-merchants are

     o    the integration and completeness of the products and services provided
          - whether all products and services can be obtained from or through one provider. These include credit card access, delivery services for the products sold, ease-of-use of software used to set up store and transaction-processing software;

     o the ability of the provider to customize the products and services sought;

     o    marketing and performance analysis assistance;

     o fees and fee structure - the percentage of the merchant's sales the provider receives, if any; the up-front fees (and related financial risk to the e-merchant) and subsequent transaction costs;

     o    customer support, particularly technical support; and

     o ability of the provider to establish its own brand recognition and to assist merchants in establishing their own brand recognition.

The Company classifies its competition as follows:

     o    local suppliers of Internet services;

     o    consulting firms and manufacturers of computer equipment; and

     o    suppliers of integrated e-business solutions.

Local Suppliers of Internet Services

Local suppliers of Internet services specialize in the development of Web sites. A few of them offer e-commerce tools such as "shopping cart" software, hosting and transaction processing However, the Company believes that none of these companies offers either an e-business solution that is as complete, integrated or scalable as the Company's or the service in terms of e-commerce strategy and marketing offered by the Company (whereas the Company's business model is based on the selling of technological tools and consulting services). Canadian companies falling into this category include Performance Net, Business Dynamics, Digital Commerce SWL, Strategic Profit, IBG Internet Broker Group, Hyper Connect, Shadez and IrDesign.

Management believes that the main advantage of these companies is that they are close to their clientele, but that the Company's products and services offer the following advantages (in addition to that noted in the preceding paragraph):

     o    the Company provides its merchants with credit card merchant numbers;

     o the Company provides customer service, both in the business centers and the 24-hour seven-day phone answering service;

     o    the Company has made shipping arrangements for its e-merchants;

     o the Company offers assistance in terms of e-commerce strategy and marketing; and


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     o    the Company's e-business solution integrates all of the foregoing components and others that the Company believes are needed to do e-business.

Consulting Firms and Manufacturers of Computer Equipment

These companies offer their clients a customized e-business solution. These kinds of solutions are of good quality but they are expensive and, the Company believes, are oriented towards large companies and not targeted nor readily applicable to small and medium-sized businesses. Competitors fitting into this group are Dell, DMR-Metalink, BCE Emergis and Bellamy Jordan.

The main advantage of such companies is their ability to develop e-business solutions that address the specific needs of their clients and that can be integrated in their current business processes. However, relative to the integrated solution being offered by the Company, management believes that these types of e-business solutions involve relatively high development costs and significant operational costs, while lacking the overall consulting relationship fostered by the Company.

Suppliers of Integrated E-Business Solutions

These competitors of the Company offer merchants who want to start an online business integrated e-business solutions that comprise many of the fundamental components required to do e-commerce. Their business model usually involves a monthly fee and transaction costs or a free base service and certain fees for additional services. In the United-States, companies like Yahoo Stores, i-mall, Lycos, Big Step, Econgo and FreeMerchant are involved in such activities, and have the greatest name recognition among the Company's competitors. In Canada, Canada Shop, Clic Shop and nGage are illustrative of this kind of competitor.

One competitive disadvantage with respect to these larger and more established competitors is that they offer e-merchants the benefit of increased exposure, with reasonable pricing plus a search engine and a location on a portal. The Company believes that the focus of such companies has not been on e-commerce in the same way that the Company has put together a fully-integrated package of products and services for its e-merchants, which (in addition to the mixing of traditional and online marketing tools and physical locations for face-to-face conducting of business) management believes is the way that the Company will distinguish itself from the majority of these companies. In Canada, the Company believes that its competitive advantages against these companies are its providing of customer service, shipping arrangements, assistance in terms of e-commerce strategy and marketing, and a physical business centre for e-merchants.

The Company also competes to a limited extent with traditional forms of media, such as newspapers, magazines, radio and television, insofar as advertising through these media can be viewed as an alternative to a merchant operating a website. The traditional media companies are likely to have greater capacity than the Company to invest in or to otherwise acquire the Company's competition. The Company believes that the principal competitive factors in attracting merchants to use its products and services instead of traditional media are

     o    the ease-of-use of the Company's products and services;

     o the extent to which the Company can assist the merchant in becoming comfortable with the internet, including ongoing support;

     o the ability of the consumer to execute transactions directly through the system; and

     o the cost-efficiency of the Company's products and services in reaching and attracting potential consumers, as compared to traditional media providers.

The Company's existing competition in the internet sector, by virtue of their already being operational and revenue-generating, all have greater name recognition, established customer bases and greater financial, technical and marketing resources than the Company. Traditional media companies have significantly greater resources. Such competitors are able to undertake more extensive marketing campaigns for their products and services, and may be able to adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, agents and third parties. There can be no assurance that the package of products and services provided by the Company will be found to be less useful or cost-efficient than those provided by other companies. Nor can there can be any assurance that the Company's competitors and potential competitors will not develop products and services that are equal or superior to the Company's. There is also no assurance that the third party providers with which the Company has established strategic arrangements will not sever or elect to renew these arrangements upon the respective termination dates thereof, whether due to perceived benefits from other sources or other currently unknown reasons.

Intellectual Property

The Company does not have any registered patents, trademarks, licenses, franchises or concessions. The Company may in the future attempt to obtain all or any of the foregoing. The Company is not currently exploring the viability of franchising or licensing out its intellectual property interests, and is neither a franchisee or licensee under any material agreements, other than its arrangements with Open Market, pursuant to which the Company is granted rights in the software that it makes accessible to e-merchants to conduct business over the Internet.

Research and Development

The Company is a development stage company. The following is a summary of the Company's operating and administrative expenses are attributable to researching and developing the concept described in this registration statement:

                                     Period                            Amount
                                     ------                            ------
           Two Months ended September 30, 1998                     $   34,921
           Eleven Months ended June 30, 1999                          984,546
           Three Months ended September 30, 1999                      426,714
           Fourteen Months ended September 30, 1999                 1,411,260

The Company is not aware whether and to what extent its predecessors spent funds on research and development during the years prior to July 1998. However, as none of the Company's predecessors was engaged in a business resembling that described herein, any amounts spent by such predecessors were not used to fund research and development for the operations of the Company as currently operated.

The Company

Planet411.com Corporation, the Company's predecessor, was incorporated on April 23, 1990, in the State of Nevada in the United States, as Investor Club of the United States. The name was changed to Noble Financing Group Inc. (in 1992), then to Newman Energy Technologies Incorporated (1998), then World Star Asia, Inc. (1998), Comgen Corp. (1998) and then to Planet411.com Corporation on February 11, 1999 to reflect its current business objectives. Planet411.com Inc. was incorporated on July 13, 1999. Planet411.com Corporation was merged with and into Planet411.com Inc. on October 6, 1999 for the sole purpose of changing the Company's jurisdiction of incorporation to Delaware.

The Company's headquarters are presently located at 440 Rene Levesque West, Suite 401, Montreal, Quebec Canada.

ITEM 2. FINANCIAL INFORMATION

                             Selected Financial Data

The following selected financial data as of June 30, 1999 and for the 11-month period ended June 30, 1999, are derived from and qualified by the audited consolidated financial statements of the Company that are included elsewhere in this registration statement. The following selected financial data as of September 30, 1999 and for the two month period ended September 30, 1998 and the three month period ended September 30, 1999 are derived from and qualified by the unaudited financial statements of the Company that are included elsewhere in this registration statement. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the audited financial statements, related notes and the other financial information included elsewhere in this registration statement.

Statement of Consolidated Operations Data

Operating and administration expenses

                                11 Months ended   2 months ended  3 months ended
                                  June 30, 1999   Sept. 30, 1998  Sept. 30, 1999
                                  -------------   --------------  --------------

         Salaries                     $ 246,733        $   6,751      $ 180,374
         Rent                            52,472            7,165         23,355
         Internet connection             58,856            4,646          6,396
         Advertising                     47,950              -0-         18,934
         Promotion                       26,702              628          4,592
         Professional fees              213,362            6,596         69,973
         Travel                          29,993              -0-          7,387
         Service Contracts               65,679              -0-            -0-
         Interest expense                 3,051              548            565
         Other expenses                 239,748            8,587        115,138
                                      ---------        ---------      ---------

Net loss for the period               $(984,546)       $ (34,921)     $(426,714)
                                      ---------        ---------      ---------

Consolidated Balance Sheet Data                    June 30, 1999  Sept. 30, 1999
----------------------------------------           -------------  --------------

Current Assets                                        $  144,833     $  150,605
Capital Assets                                           968,591        950,466
Total Assets                                           1,127,119      1,101,071
Current Liabilities                                      348,371        404,626
Total Liabilities                                        640,616        699,903

     Management's Discussion and Analysis of Financial Position and Results of Operations

General

The Company's only material financial transactions have been capital raising, paying costs of forming the Company and establishing relationships and/or entering into contracts with marketing and public relations firms, financial institutions and the various other service providers described herein. The Company is a corporation with a limited operating history. It (through its current subsidiary 9066) commenced its present operations on July 31, 1998. It is a development stage company with no operating revenues to date. The Company's revenues will be an industry-based percentage of the gross sales of its e-merchants, which the Company estimates will average four percent (4%). The Company has insufficient operating history on which to base an evaluation of its business and prospects. Any such evaluation must be made in light of the risks frequently encountered by companies in their early stages of development, particularly for companies in the rapidly evolving sector related to the Internet. Among the risks faced by the Company are the absence of an established customer base, lack of a significant presence in the marketplace, untested operating capacity, an unproven business model and the immediate and long-term needs for additional capital. There is no assurance that the Company will be successful in addressing these risks and if it fails to do so its financial condition and results of operations would be materially adversely affected.

Results of Operations.

Because the Company's date of inception (for accounting purposes) was July 31, 1998, no period to period comparison of operations is available other than for the two- and three-month periods ended September 30, 1998 and 1999, respectively. The Company (through its predecessors) did not conduct any business that would yield a meaningful analysis of results of operations prior to July 31, 1998, because these businesses were completely unrelated to that described in Item 1 of this registration statement. For example, from 1992 to 1998, the Company was known as Noble Financing Group Inc., which the Company's management believes was a company seeking investment opportunities. In 1998, the Company's name was changed to Newman Energy Technologies Incorporated as a show of good faith while its then current management was negotiating a technology deal (which deal was never consummated). In 1998, as World Star Asia, Inc., the Company was in the business of selling franchises to make and distribute mini trucks, until a third party backed out of a material transaction related to such activities. (Management does not believe any material transactions were ever consummated by the Company as World Star.) After the 1998 name change to Comgen Corp., the Company was seeking (but to the knowledge of the Company's current management never consummated any) potential investments.

Operating and administrative expenses incurred through June 30, 1999 and for the three months ended September 30, 1999 were $984,546 and $426,714, respectively, and represent the cost of forming the Company, building its infrastructure, hiring and paying employees, and advertising and marketing. For the two month period ended September 30, 1998, the Company incurred operating and administrative expenses of only $34,921. The increases in the September 1999 figures over the September 1998 figures reflect the following:

     o the Company had more employees, and those employees were earning higher salaries;

     o increased professional fees were incurred, primarily in connection with the Company's year end audit, the preparation of securities documents and the Company's efforts to obtain bank financing;

     o increased advertising and promotion costs were incurred, as the Company had not yet begun to concentrate on marketing its initial business plan during its infancy in 1998; and

     o increased miscellaneous other costs, commensurate with the Company's increased activities.

As of September 30, 1999, the Company had an accumulated deficit of $1,411,260, compared with $34,921 as of September 30, 1998.

Liquidity and Capital Resources.

On September 17, 1999, the Company issued 107,800 Units in consideration of an aggregate of $539,000. Such consideration had previously been received by the Company as an advance in respect of such private placement. Each of such Units consisted of (a) one share of common stock, par value $0.001 ("Common Stock"), and (b) one warrant to purchase another share of common stock at a strike price of $5.00.

On October 15, 1999, the Company issued 233,340 Units at a price of $1.50 per Unit. Each Unit consisted of (a) one share of Common Stock and (b) one warrant to purchase another share of common stock at a strike price of $1.50. The aggregate consideration of $350,010 had previously been advanced to the Company in respect of such private placement. A second subscription for 333,340 of such Units (at the same price of $1.50 per Unit) was received from the same investor and accepted by the Company on November 30, 1999. The $500,010 consideration for such Units had previously been advanced to the Company as part of the same on-going private offering.

The Company has had no other financings. These Units represent the sole source of the Company's working capital.

On September 30, 1999, the Company had $15,239 in cash available to fund operations. The Company will require additional financing of $800,000 through sales of Units or other securities within two months to continue operations through April 2000, at which time the Company believes it will begin generating positive cash flow. The Company also has recently begun looking for alternative sources of credit, in light of its having terminated its arrangements with a surety and a reinsurance company when (after all appropriate documentation and financial support in the form of pledges of shares were delivered by the Company) reinsurance certificates were never delivered to a commercial lender who was relying on same for its collateral. The Company is considering what, if any action, it has available to it in connection with such agreements. In addition to seeking a new credit facility, the Company is also attempting to raise approximately $23 million through private transactions involving debt and/or equity, which amount it believes will be sufficient to fund its operations through the next 24 months, including the promotion of the Company's products and services, the establishment of new business centers throughout Canada (estimated at $673,000 per business center) and the completion of the Company's required infrastructure in terms of additional equipment and personnel. The failure to obtain a credit line or additional financing within the next two months would have a material adverse effect on the financial position and results of operation of the Company. There is no assurance that the Company will be able to raise any more working capital through equity financings or that such credit line is available at commercially reasonable rates. Any such financing may be at terms that are dilutive to the Company's existing shareholders.

Market Risk

     Credit Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of capital leases, a term deposit and advances to directors and shareholders. The cash is held by a high-credit quality financial institution. The term deposit was purchased from a high-credit quality financial institution.

     Interest Rate Risk

           The Company's exposure to interest rate risk is as follows:

     Cash                                            Non-interest bearing
     Term deposit                                    Fixed interest rate (3.75%)
     Receivables from directors and shareholders     Non-interest bearing
     Accounts payable and accrued liabilities        Non-interest bearing

     Short-term Investments

           Short term investments consist of the following:

                                                     Sept. 30, 1999
     Term deposit, 3.75%, maturing April 19, 2000    --------------
                                                        $ 10,080

     Long-term debt

As of June 30, 1999                      Expected Maturity Date
                                                                     Interest included in
                                         2000           2001              payments              Total         Fair Value
                                                                    (U.S. Dollar Equivalent)
Liabilities
   Long Term
   Obligations under capital lease
   Fixed rate (U.S.$)                  10,595          6,460              (2,106)              14,949         Approximately
                                                                                                          equal to carrying
                                                                                                                value

   Average interest rate                  16%            16%

   Fixed rate (Cdn.$)                  15,588         9,504               (3,098)              21,994         Approximately
   Average interest rate                  16%            16%                                              equal to carrying
                                                                                                                value

     Fair Value

Due to their short-term maturity, the carrying values of cash, the term deposit and the accounts receivable and payable and accrued liabilities are reasonable estimates of their fair values. Based upon the interest rate, the maturity and current discount rates, the estimated value of the Company's long-term debt is approximately equal to its carrying value.

The Company does not hedge against currency exchange rate risks.

Year 2000 Issues.

Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software may produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Some uncertainty still exists in the software, internet and other industries concerning the scope and magnitude of problems associated with the century change, although the Company has not been notified by any of Open Market, EMC, UPS or the Canadian banks with respect to any Year 2000 readiness difficulties they have encountered. The Company believes that its efforts to ensure that its operations will not be adversely affected by Year 2000 software problems were successful, although issues may arise when the Company's systems and software interface with those of its e-merchants later this year.

The Company completed its assessment of the Year 2000 readiness issues in the software contained in its internal systems and those provided by Open Market Inc. prior to the turn of the century and had determined that the software and hardware material to the Company's business are Year 2000 compliant. In light of the Company's not having received any adverse news from Open Market, the Company continues to believe that the consequences of the Year 2000 issues with respect to it will not have a material effect on its business, results of operation or financial condition.

The assessment of the Company's internal harware and software was completed by Coss N Crew, a company owned by Varujan Tasci, the Chief Technical Officer of 9066. See Item 7. The assessment of the software and hardware used by Open Market Inc. was performed by The Toronto-Dominion Bank as part of its due diligence in connection with establishing the credit card arrangements. See "Business - Products and Services." The Toronto-Dominion Bank attributed no incremental costs to the Year 2000 readiness analysis. The amount paid to Mr. Tasci was under $6,000. All software and systems installed hereafter will be tested and verified for Year 2000 readiness at the time of installation at minimal additional cost. The Company has not learned of or experienced any Year 2000 readiness problems with respect to these products either before or after the century change.

There are many third parties that have not been identified by the Company whose Year 2000 problems would have a material adverse affect on the Company. For example, the Company's proposed business depends on the smooth operation of the Internet. Should Year 2000 problems experienced by any third party materially impede the operation of the Internet, the Company will be materially adversely affected. Notwithstanding that after three weeks, to the knowledge of the Company's management no such issues have arisen, there is no assurance that the Company will not be materially adversely affected by the Year 2000 problems of third parties.

The reasonable worst case Year 2000 scenario for the Company would include the substantial or complete shutdown of the Internet or the banks which provide it with credit and processing services or the major credit card companies. This eventuality would cause the Company to cease operations until the Year 2000 problems were corrected. The Company has no contingency plan for dealing with this scenario and is not planning to develop one. The Company has not learned of or experienced any Year 2000 readiness problems of this nature either before or after the century change.

Item 3. PROPERTIES.

The Company does not own any real property. In December 1999, it increased its total leased office space by approximately 8,000 square feet, to an aggregate of 17,100 square feet, all of which is at the address of the Company's headquarters in Montreal. The Company's two existing real property leases covering the initial 9,100 square feet leased were amended to expire concurrently on May 31, 2003. Aggregate payments under the three real property leases are expected to be $553,691 through such expiration date, with minimum lease payments for the next four years (the duration of the leases) of $162,056 in 2000, 2001 and 2002, and $67,523 in 2003. (All of the foregoing amounts assume a conversion rate of Cdn.$1.00=US$0.673.) The Company has the right to renew the leases for all of its office space through May 2006. The Company believes that its present facilities as so increased are adequate to meet its current and foreseeable business requirements. The Company also believes that suitable facilities will be available at commercially reasonable rates for its business centers in other Canadian cities at such time as the Company is prepared to commence operations outside of Montreal.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers, directors and director nominees and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares of Common Stock are beneficially owned, and investment and voting power is held, by the person named as owner.

        Name and Address of         Number of Shares        Percentage Ownership
          Beneficial Owner         Beneficially Owned
Bank August Roth AG                    15,682,401                   66.5%
Bellariastrasse 23
Zurich, Switzerland

Joseph Farag                         11,873,814(1)(2)               33.1
Stephane Chouinard                   11,873,814(1)(2)               33.1
Johnson Joseph                        6,079,754(1)(3)               20.3
9064-2448 Quebec Inc.                 6,079,754(1)(3)               20.3
Ec-Assiste Inc.                       3,300,000                     13.9
Varujan Tasci                         1,519,939(1)                   6.0
Jonathan Levinson                       250,800(1)(5)                1.0
Executive Officer and Directors      22,436,185                     48.5
   As a group (4)(5 Total)

(1) Other than 800 shares of Common Stock owned by Jonathan Levinson, all of such shares are Exchangeable Shares in 3560309 Canada Inc., which are currently exchangeable into shares of Common Stock. Voting rights with respect to such shares (embodied in one issued and outstanding share of Special Voting Stock) are jointly held by Joseph Farag, Stephane Chouinard and Johnson Joseph, as mandataries under the Voting Agreement described below, which requires the mandataries to adhere to voting instructions received from those for whom the mandataries hold such voting rights.

(2) Includes (a) 2,200,000 Exchangeable Shares owned personally by each such beneficial owner, (b) 9,673,814 Exchangeable Shares owned by a holding company, the equity and control of which is shared equally by such beneficial owners, and (c) 511,878 Exchangeable Shares owned by a company in which Messrs. Chouinard and Farag serve as dire ctors and own all of the voting shares. Each of Messrs. Farag and Chouinard disclaim beneficial ownership of one-half of the Exchangeable Shares described in clause (b) and all of the Exchangeable Shares described in clause (c) of the preceding sentence.

(3) All of such Exchangeable Shares are beneficially owned by 9064-2448 Quebec Inc., a company that is one-quarter owned by Mr. Joseph and in which he serves as one of four directors. Mr. Joseph holds legal title to such Exchangeable Shares as a nominee of such company. Mr. Joseph disclaims beneficial ownership of all but 1,462,938 of such Exchangeable Shares. (4) All parties other than Bank August Roth AG, have an address identical to that of the Company. (ec-Assiste Inc. is owned and controlled by a non-management employee of the Company and Mr. Joseph is a principal of 9064-2448 Quebec Inc.) Beneficial ownership is disclaimed as to 5,128,694 of such Exchangeable Shares. (5) Includes 250,000 Exchangeable Shares and 800 shares of Common Stock.

Item 5. DIRECTORS AND EXECUTIVE OFFICERS

The names, ages, and offices of directors and executive officers of the Company are set forth below:

NAME                      AGE     POSITION WITH COMPANY
----                      ---     ---------------------
Joseph Farag               30     President, Director
Stephane Chouinard         29     Vice President, Corporate Development; Secretary; Director
Johnson Joseph             27     Vice President, Product Development; Treasurer; Director
Jonathan R. Levinson       30     Vice President and Legal Counsel (effective January 1, 2000)
Varujan Tasci              37     Chief Technical Officer of the company's operating subsidiary

All offices and directorships are held for a term of one year or until a successor is duly elected and qualified.

Joseph Farag is a co-founder of the Company and has been President and a Director of the Company since July 1998. From 1997 through 1998 Mr. Farag was a director and executive officer of 3415783 Canada Inc. (doing business as "CorporationNet"), which was in the business of commercializing an electronic cash "Smartcard" known as the C.S.I. Vigil. From 1994 to 1997, Mr. Farag served as a consultant to businesses catering to Montreal's nightlife. Specifically, he was President of Club Crescent from March 1994 to November 1997 and also Manager of Operations of Catacombs and "K" from April 1996 to June 1996.

Stephane Chouinard is a co-founder of the Company and has been Secretary and Vice President, Corporate Development for the Company since July 1998. From 1997 through 1998, Mr. Chouinard was a director and executive officer of 3415783 Canada Inc. (doing business as "CorporationNet"), for whom he negotiated the exclusive worldwide rights related to the C.S.I. Virgil Smartcard. Between 1995 and 1997, he was an independent marketing/ communication consultant for large adult movie distributors. From 1994 to 1995, Mr. Chouinard was a sales representative for a Sauturn/Saab/Isuzu automobile dealership. From 1993 to 1994, Mr. Chouinard was a sales manager for Les Boulangeries St. Augustin, a major Canadian producer and distributor of baked goods.

Johnson Joseph has been Vice President, Product Development and Treasurer of the Company since July 1998. Since April 1998, Mr. Joseph has been a director and executive officer of 9064-2448 Quebec Inc. (which did business as CorporationNet Web Development), which was intended to be the Web Development division of CorporationNet, but which now functions as a holding company for the Exchangeable Shares owned by Mr. Joseph and others. From 1997 through April 1998, he was Development Counselor of an Internet hub called "CityView". From 1996 through 1997, Mr. Joseph was a wide receiver for the Ottawa Roughriders of the Canadian Football League. From 1993 through 1996, Mr. Joseph attended Texas Tech University, where he studied business administration and finance.

Jonathan R. Levinson has served as outside counsel to the Company since its inception in July 1998 and, effective January 1, 2000, will be joining the Company as a Vice President and in-house Legal Counsel. From 1997 through 1999, Mr. Levinson has been a practicing attorney in Montreal. From 1995 through 1996 he was employed at Mendelsohn, Rosentzveig Shacter, a law firm in Montreal. From prior to 1994 through 1995, when he graduated, Mr. Levinson was a law student at McGill University in Montreal, from which he received Bachelor of Laws and Bachelor of Civil Law degrees. Mr. Levinson has been admitted to the bar of New York State, Massachusetts and the Province of Quebec.

Varujan Tasci has been with the Company as Chief Technical Officer of 9066 (the Company's operating subsidiary) since July 1998. He is the founder of COSS'N CREW Corp., a computer consulting firm, which he owns and for which he has served as President and Director for over five years prior to joining the Company.

Item 6. EXECUTIVE COMPENSATION.

Directors will not be paid for their attendance at meetings, nor receive a stated salary as a director over and above their executive salaries.

The Company paid no executive officer more than $100,000 in 1998. Mr. Farag's salary (paid by 9066) was $993 in 1998 and is $67,300 in 1999. The foregoing figures are based on a weighted average conversion rate of US$0.662 = Cdn.1.00 for 1998 and a weighted average conversion rate of US$0.673 = Cdn.$1.00 in 1999.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Merger Agreement

The Company, pursuant to a merger agreement dated as of September 30, 1999, is the surviving company of the merger of Planet411.com Corporation, a Nevada corporation ("Mergeco"), with and into Planet411.com Inc., a Delaware corporation. Pursuant to the merger agreement, the separate legal existence of Mergeco ceased on October 6, 1999, the effective date of the merger. The total assets and liabilities of the Company upon the effectiveness of the merger equalled those of Mergeco immediately prior to the merger. The articles of the Company are substantially similar to that of Mergeco, with the primary exceptions being that (a) there are 69,999,999 shares of Common Stock, par value $0.001 authorized, not 300,000,000 shares, and (b) certain provisions of Mergeco's articles have been conformed to reflect the Delaware General Corporation Law. The Company was capitalized upon the consummation of the merger agreement: each of Mergeco's holders of common stock received one share of Common Stock in the Company pursuant to the merger agreement for each share of common stock of Mergeco owned by such stockholder immediately prior to the merger, and the share of Special Voting Stock issued by Mergeco was exchanged for one share of Special Voting Stock in the Company. Mergeco's obligations under outstanding warrants were assumed by the Company. The exchangeable shares (the "Exchangeable Shares") of 3560309 Canada Inc. ("Canco") formerly exchangeable into shares of Mergeco common stock are now exchangeable into shares of the Company's Common Stock.

     Combination Agreement and Voting, Support and Exchange Trust Agreement

Pursuant to a Combination Agreement entered into as of April 20, 1999 among Mergeco, Planet 411 (Nova Scotia) Company (Mergeco's wholly-owned subsidiary, hereinafter "Novaco"), Canco, 9066-4871 Quebec Inc. ("9066") and the shareholders of 9066, Canco acquired all of the issued and outstanding shares of 9066 in consideration for the issuance to the former shareholders of 9066 of 25,094,996 Exchangeable Shares and 8,400 Preferred Shares of Canco. The Preferred Shares of Canco are convertible into Canco Exchangeable Shares on the basis of one Preferred Share and Cdn.$5.00 ($3.37 based on a weighted average exchange rate for 1999 of US$0.673 = Cdn.$1.00) for one Exchangeable Share. Pursuant to the Combination Agreement, the Company has also issued one share of Special Voting Stock, which is held for the benefit of the holders of the Exchangeable Shares of Canco. The share of Special Voting Stock entitles the holder to such number of votes as is equal to the number of Exchangeable Shares outstanding from time to time that are not owned by the Company or its subsidiaries. This agreement has been assigned to and assumed by the Company, pursuant to the aforementioned merger agreement and an assignment and assumption agreement.

On May 13, 1999, Mergeco, Canco, 9066, Novaco and the Company's three directors, in their capacities as mandataries for Mergeco's shareholders, entered into a Voting, Support and Exchange Trust Agreement (the "Voting Agreement"), as required under the Combination Agreement. This agreement also has been assigned to and assumed by the Company, pursuant to the merger agreement and the aforementioned assignment and assumption agreement. In addition to the rights with respect to the exchange of the Exchangeable Shares in Canco for shares in the Company described in the paragraphs below, the Voting Agreement and Canco's articles each provides that dividends and/or distributions of any kind may not be paid on or with respect to the Company's Common Stock unless Canco pays the same amount of dividends and/or distributions, as applicable (or otherwise distributes the economic equivalent of same), to the holders of Exchangeable Shares. Record and payment dates for all dividends and distributions by the Company and Canco are to be identical. Furthermore, the Voting Agreement and Canco's articles each provide that the Company may not effect (a) any subdivisions, consolidations or reclassifications of the Company's Common Stock or (b) any merger of the Company (or other similar corporate event) affecting the Company's Common Stock, without the prior approval of the holders of the Exchangeable Shares if such action would cause an economic change in the rights of the holders of the Exchangeable Shares.

For purposes of the preceding discussion, the three trustees under the Voting Agreement, Messrs. Farag, Chouinard and Joseph, are acting as mandataries under a special mandate executed by 9066 and its shareholders. The mandataries' purposes thereunder are to sell, directly or indirectly, all of the 9066 shares to the Company, to hold all of the Exchangeable Shares, to hold the share of the Company's Special Voting Stock (including the exercising the voting rights attaching thereto), and to exercise the retraction rights attaching to the Exchangeable Shares. The Voting Agreement provides the mechanisms for carrying out and administering these purposes.

Canco Exchangeable Shares

In addition to the rights appurtenant to the Exchangeable Shares of Canco described in the preceding discussion of the Voting Agreement, the Exchangeable Shares of Canco effectively may be exchanged at any time by their holders, on a share-for-share basis, for shares of Common Stock of the Company, as follows:
(a) The Exchangeable Shares are redeemable at the option of the holder thereof in consideration for shares of the Company's Common Stock plus accrued and unpaid dividends thereon. (b) Alternatively, under the terms of the Voting Agreement, the Company granted to the Trustee thereunder (as mandatary) for and on behalf of, and for the use and benefit of, the beneficial owners of Exchangeable Shares (other than subsidiaries of the Company) the right (the "Exchange Right"), upon the occurrence and during the continuance of an insolvency or liquidation event such as a bankruptcy or comparable event, to require the Company to purchase from each or any of such beneficial owners all or any part of the Exchangeable Shares held by such beneficial owner, all in accordance with the provisions of the Voting Agreement. (c) The rights of the beneficial holders are subject to the right of Novaco to acquire such Exchangeable Shares from the owner thereof, for generally the same consideration by virtue of Novaco's call right with respect to the Exchangeable Shares. The purchase price payable by the Company for each Exchangeable Share to be purchased by the Company shall be an amount per share equal to (a) the current price of a share of the Company's common stock on the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share, which shall be satisfied in full by causing to be delivered to such holder one share of the Company's common stock, plus (b) accrued and unpaid dividends, if any. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Company delivering or causing to be delivered to the Trustee, on behalf of the relevant beneficial owner, one share of the Company's common stock and a check for the balance, if any, of the purchase price. To cause the exercise of the Exchange Right by the Trustee, the aforementioned beneficial owners shall deliver to the Trustee, in person or by certified or registered mail, the certificates representing the Exchangeable Shares which such owner desires the Company to purchase, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Canada Business Corporations Act and such additional documents and instruments as the Trustee or the Corporation may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right (along with the Exchangeable Share certificates), stating, inter alia, (i) that such owner is instructing the Trustee to exercise the Exchange Right so as to require the Company to purchase from such owner the number of Exchangeable Shares specified therein, (ii) the names in which the new certificates evidencing the Company's common stock are to be issued and (iii) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment of the taxes (if any) payable as contemplated by the Voting Agreement.

Additional provisions in Canco's articles related to the Exchangeable Shares include the following:

     Restrictions on Canco's Payments of Dividends and Distributions. Without the consent of the holders of the Exchangeable Shares, for so long as any Exchangeable Shares are outstanding (unless the conditions set forth in the preceding discussion of the Voting Agreement are met):

     o Canco shall pay no dividends (other than stock dividends paid in such shares) on, redeem, make capital contributions with respect to, or purchase junior shares shares ranking junior to the Exchangeable Shares;

     o Canco shall not issue any shares ranking superior to the Exchangeable Shares;

     o Canco shall neither redeem nor purchase other shares of Canco ranking equally with the Exchangeable Shares with respect to dividends or liquidation distributions.

     Liquidation Preference. Upon the liquidation or dissolution of Canco, holders of Exchangeable Shares shall be entitled to receive an amount per share equal to (a) the current price of a share of the Company's common stock on the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share, which shall be satisfied in full by causing to be delivered to such holder one share of the Company's common stock, plus (b) accrued and unpaid dividends, if any.

     Voting Rights. Holders of Exchangeable Shares are only entitled to notice of and to vote at meetings of Canco's shareholders to the extent that same relate to the dissolution of Canco or the sale, lease or exchange of all or substantially all of Canco's property other than in the ordinary course of business.

Other Related Party Transactions

In addition to the foregoing, Mergeco also entered into the following related party transactions:

     Professional fees of $22,487 for the 11 months ended June 30, 1999 (including $3,913 for the two months ended September 30, 1998) and $15,739 for the three months ended September 30, 1999 were paid to Jonathan Levinson for legal work performed on behalf of the Company, including document review and negotiating agreements. Mr. Levinson is a shareholder of the Company.

     Subcontracting fees for support services amounting to $5,293 for the 11 months ended June 30, 1999 (which did not include any amounts for the two month period ended September 30, 1998) and $2,912 for the three months ended September 30, 1999 were paid to a company controlled by Varujan Tasci, an officer of the Company's operating subsidiary and a shareholder of the Company. See Item 4.

Item 8. LEGAL PROCEEDINGS.

At the date of this registration statement, the Company is not involved in any litigation and does not have any pending claims against it. The Company's management is not aware of any threatened claims or the basis therefor.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's Common Stock (including for purposes hereof the Common Stock of Mergeco) was quoted on the OTC Bulletin Board under the symbol "PFOO" prior to becoming ineligible for quotation (see below). Since October, 1999, the Company has been quoted on the "pink sheets." The following table sets forth the high and low closing prices for the Common Stock for the periods indicated.

                                              High               Low
                                              ----               ---
                                                   (U.S. Dollars)
2000
----
First Quarter                              $   3.4844         $     1.25
(through January 20th)
1999
----                                            3.062             1.3750
Fourth Quarter                                 2.5625               1.50
Third Quarter                                    3.50             1.7812
Second Quarter                                 4.0625               3.25
First Quarter                                    5.00             3.4531

1998
----
Fourth Quarter                                  4.375               3.75

On October 7, 1999, pursuant to NASD Rule 6530, the Common Stock became ineligible for the OTC Bulleting Board because the Company was not required to file reports under the Securities Exchange Act of 1934, as amended. The Company is filing this Registration Statement so that the Common Stock will be eligible for inclusion on the OTC bulleting board. Once the Company's registration statement becomes effective, the Company's Common Stock will become eligible for listing after a market maker submits a Form 211 or a 15c2-11 Exemption Form and clearance has been given to such market maker to quote the issue on the Over-the-Counter Bulletin Board. In the 30 days immediately following the granting of clearance to a market maker, other market makers wishing to quote the Company's common Stock must also submit a Form 211. If the market maker initially granted clearance publishes quotes on at least 12 days during the preceding 30 days, with not more than four consecutive days without quotations (meaning the issue is "active" for OTC BB purposes), other broker-dealers may quote the issue without registering on Form 211.

On February 7, 2000, there were 47 holders of record of the Company's 23,825,455 issued and outstanding shares of Common Stock (subject to the pending issuance of 333,340 shares). On February 7, 2000, the last published trading price for the Company's Common Stock was $2.50 per share.

The Company has not paid any cash dividends on its Common Stock and does not presently intend to do so. Future dividend policy will be determined by its Board of Directors on the basis of its earnings, capital requirements, financial condition and other factors deemed relevant. The Voting Agreement also imposes certain restrictions on the Company's ability to pay dividends and to make distributions to the holders of Common Stock. See Item 7, "Certain Relationships and Related Transactions."

The transfer agent and registrar of the Company's Common Stock is Nevada Agency and Trust Company.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES.

On March 12, 1998, the Company purchased all of the outstanding equity of Egress Technologies Inc. in a reverse takeover. In consideration therefor, the Company issued 11,811,528 shares of Common Stock to the Egress shareholders. The Company relied on the exemption from registration provided in Regulation D with respect to this transaction. (These shares were subject to a 40:1 reverse split and a 3:1 share split.)

On June 5, 1998, the Company issued 2,500,000 units for $125,000 in cash. Each unit consisted of one share of common stock and warrants to purchase two additional shares. The Company relied on the exemption from registration provided in Regulation S with respect to this transaction. These securities were subject to a 3:1 share split.

In August 1998, the Company acquired all the issued and outstanding shares of CBN World Star Incorporated ("CBN"), a Phillipines company, and a mold plant license from World Transport Authority Inc. ("WT"), a Nevada company. This transaction involved the issuance of 1,000,000 common shares to the stockholders of CBN in exchange for all outstanding shares of CBN. The Company also issued 1,000,000 common shares to WT to indefinitely extend the term of the Master Lease granted by WT to CBN. The Company also issued an additional 500,000 shares to WT on grant of the license to build a mold building factory in the Phillippines. The Company relied on the exemption from registration provided in Regulation D of the Securities Act with respect to these issuances of securities. (The 2,500,000 shares were subsequently repurchased for $34,400 upon the unwinding of this transaction.)

Pursuant to the April 20, 1999 Combination Agreement, the Company (through Canco) acquired 9066 in a reverse takeover. In connection therewith, the Company issued one share of Special Voting Stock to be held for the benefit of the holders of the Exchangeable Shares of Canco in consideration for one dollar ($1.00). See Item 11, "Description of Securities" and Item 7, "Certain Relationships and Related Transactions." The Company relied on the exemption from registration provided in Regulations D and S with respect to this transaction.

In June 1999, the Company's warrantholders (from the June 5, 1998 unit issuance) exercised their outstanding warrants and purchased a net amount of 15,000,000 shares of Common Stock for $875,000 (after giving effect to the return of 600,000 improperly issued shares for $35,000). The Company relied on the exemption from registration provided in Regulations D and S with respect to this share issuance.

On September 17, 1999, the Company issued 107,800 Units in consideration of an aggregate of $539,000. Such consideration had previously been received by the Company prior to July 1999 as an advance in respect of such private placement. Each of such Units consisted of (a) one share of Common Stock, and (b) one warrant to purchase another share of common stock at a strike price of $5.00. The Warrant expires August 30, 2000. The Company relied on the exemption from registration provided in Regulation S with respect to this security issuance.

On October 15, 1999, the Company issued 233,340 Units at a price of $1.50 per Unit. Each Unit consisted of (a) one share of Common Stock and (b) one warrant to purchase another share of common stock at a strike price of $1.50. The aggregate consideration of $350,010 had previously been advanced to the Company in respect of such private placement. A second subscription for 333,340 of such Units (at the same price of $1.50 per Unit) was received from the same investor and accepted by the Company on November 30, 1999. The $500,010 consideration for such Units had previously been advanced to the Company as part of the same on-going private offering. A share certificate evidencing the final 333,340 shares of Common Stock is to be issued by the Company's transfer agent in early February. The Company relied on the exemption from registration provided in Regulation S with respect to each of these security issuances.

Item 11. DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized Common Stock of the Company consists of 69,999,999 shares, par value $0.001 per share. A total of 23,825,455 shares of Common Stock are presently issued and outstanding. Also outstanding are warrants held by third parties to purchase an aggregate of 676,480 shares of Common Stock and 25,094,996 Exchangeable Shares in Canco that enable the respective holders thereof to exchange each such Exchangeable Share for one share of the Company's Common Stock. See Item 7, "Certain Relationships and Related Transactions" and
Item 1, "Business - The Company" (with respect to the merger into a Delaware corporation).

Holders of Common Stock are each entitled to one vote for each share standing in his or her name in the books of the Company on all matters submitted to a vote of shareholders. The holders of Common Stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor. Each share of Common Stock is entitled to participate pro rata in distribution upon liquidation. Holders of the Common Stock and Special Voting Stock are entitled to elect all Directors. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of the Common Stock do not have subscription, redemption, conversion or preemptive rights. The holders of the Common Stock do not have cumulative voting rights, which means that the holders of more than half of the shares voting form the election of Directors can elect all of the Directors and the remaining holders will not be able to elect any Directors.

The rights of the holders of Common Stock will also be subject to the rights and preferences of holders of the Company's shares of preferred stock, par value $0.001, if and when such rights and preferences are designated by the Board of Directors.

The voting rights of the holders of Common Stock are subject to the voting rights appurtenant to the share of Special Voting Stock, issued pursuant to the aforementioned Combination and Voting Agreements. The Trustee (as defined in the Voting Agreement) has the right to one vote for each Exchangeable Share of Canco, the Company's subsidiary, held from time to time by parties other than the Company and its subsidiaries, with respect to each matter on which holders of Common Stock are entitled to vote. The share of Special Voting Stock does not participate in any other operations, dividends or distributions of the Company; however, pursuant to the Voting Agreement the Company may not declare or pay dividends and/or distributions to the holders of its Common Stock unless Canco pays economically equivalent dividends and/or distributions, as applicable, to the holders of its Exchangeable Shares. See Item 7.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The personal liability of a director or officer of the Company to the Company or the stockholders for damages for breach of fiduciary duty as a director or officer is limited under the Company's articles to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, to the extent permissible under the Delaware General Corporation Law (the "GCL").

The articles also provide that each director and officer of the Company and other persons permitted under the GCL may be indemnified by the Company, in connection with a threatened, pending or completed action, suit or proceeding brought against such person by reason of the fact that he is or was a director, officer, employee or agent of the Company, against expenses (including attorneys fees), judgments, fines and amounts paid in settlement, and/or amounts actually and reasonably incurred by him in connection therewith, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. In connection with actions by or against the Company or brought in the Company's name, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter herein, he must be indemnified by the Company against expenses, including attorney's fees actually and reasonably incurred by him in connection with the defense.

Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company.

The right to indemnification continues for a person who has ceased to be a director, officer, employee, or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or third parties controlling the Company pursuant to Delaware law, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         See attached financial statements beginning on page F-1

Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None

Item 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a)  See Index to Financial Statements on page F-1

(b)  Exhibits*

 3.1     Articles of Incorporation (including Certificate of Merger)*
 3.2     By-laws*
 4.1     Specimen stock certificate*
 4.2     Form of Warrant*
 9.1     Voting, Support and Exchange Trust Agreement*
 9.2     Assignment and Assumption Agreement*
10.1     Internet Services Agreement with EMC Corporation*
10.2     Transact Software Order Form with Terms and Conditions (Open Market)***
10.3     UPS Contract
  21     Subsidiaries*
  27     Financial Data Schedule*

*    = Previously filed.

**   = Portions of this document are subject to a confidentiality request.

***  = Supercedes previously filed exhibit.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act or 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             PLANET411.COM INC.




                                              By: /s/ Joseph Farag
                                                 -------------------------------
                                                         Joseph Farag, President
Dated: February 10, 2000

                           Planet 411.com Corporation
                          (A Development Stage Company)

                        Consolidated Financial Statements

  Planet 411.com Corporation
(A Development Stage Company)

Consolidated Financial Statements



     Auditors' Report                                                      2
     Financial Statements
         Consolidated Operations                                           3
         Consolidated Deficit                                              3
         Consolidated Cash Flows                                           4
         Consolidated Balance Sheets                                       5
         Notes to Consolidated Financial Statements                  6 to 16




                                   08-02-2000

     Auditors' Report



     To the Directors of
     Planet 411.com Corporation
(A Development Stage Company)


     We have audited the consolidated balance sheet of Planet 411.com Corporation (A Development Stage Company) as of June 30, 1999 and the consolidated statements of operations, deficit and cash flows for the period July 31, 1998 (inception) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1999 and the results of its operations and its cash flows for the period then ended in accordance with generally accepted accounting principles in Canada.

     /s/ Raymond Chabot
         Grant Thornton

     General Partnership
     Chartered Accountants

     Montreal, Canada
     September 9, 1999
     (Except as to Note 15 c), which is as of December 2, 1999)

Planet 411.com Corporation
(A Development Stage Company)
Consolidated Operations
Consolidated Deficit
(In U.S. dollars)

                                                          Unaudited                                              Unaudited
                                                     --------------                                         --------------
                                                     For the period     For the period                      For the period
                                                         1998-07-31         1998-07-31                          1998-07-31
                                                        (inception)        (inception)      Three-months       (inception)
                                                            through            through             ended           through
                                                         1998-09-30         1999-06-30        1999-09-30        1999-09-30
                                                     --------------     --------------      ------------    --------------
                                                                  $                  $                 $                 $
CONSOLIDATED OPERATIONS
Revenue                                                      --                  --                --                --
                                                        -----------        -----------       -----------       -----------
Operating and administrative expenses
     Salaries                                                 6,751            246,733           180,374           427,107
     Fringe benefits                                          1,962             29,130            18,297            47,427
     Subcontracts                                               215             10,805             5,569            16,374
     Training                                                                   24,392             1,432            25,824
     Advertising                                                                47,950            18,934            66,884
     Transportation                                              30              1,654               896             2,550
     Promotion                                                  628             26,702             4,592            31,294
     Rent                                                     7,165             52,472            23,355            75,827
     Internet connection                                      4,646             58,856             6,396            65,252
     Equipment rental                                           535              2,977             2,977
     Maintenance and repairs                                     98              4,688               333             5,021
     Taxes and permits                                                          11,300             4,492            15,792
     Insurance                                                                   2,469             2,142             4,611
     Office supplies and courier                              2,440             52,353            11,806            64,159
     Communications                                           1,072             15,553             8,269            23,822
     Professional fees                                        6,596            213,362            69,973           283,335
     Bank charges                                               109              1,606             3,645             5,251
     Interest on long-term debt                                 548              3,051               565             3,616
     Service contracts                                                          65,679                              65,679
     Travel                                                                     29,993             7,387            37,380
     Foreign exchange                                                          (30,104)            4,932           (25,172)
     Amortization of capital assets                           2,126            112,925            53,325           166,250
                                                        -----------        -----------       -----------       -----------
                                                             34,921            984,546           426,714         1,411,260
                                                        -----------        -----------       -----------       -----------
Net loss                                                     34,921            984,546           426,714         1,411,260
                                                        ===========        ===========       ===========       ===========


Basic loss per share                                           --                 0.04              0.01              0.04
                                                        ===========        ===========       ===========       ===========

Weighted  average  number of  outstanding
shares of common  stock (the  special voting
stock considered as 25,094,996 shares of
common stock)                                            25,094,996         27,942,964        49,000,042        32,479,852
                                                        ===========        ===========       ===========       ===========


CONSOLIDATED DEFICIT
Deficit, beginning of period                                                                     984,546
Net loss                                                     34,921            984,546           426,714         1,411,260
                                                        -----------        -----------       -----------       -----------
Deficit accumulated during the development
stage, end of period                                         34,921            984,546         1,411,260         1,411,260
                                                        ===========        ===========       ===========       ===========


The accompanying notes are an integral part of the consolidated financial statements.

Planet 411.com Corporation
(A Development Stage Company)
Consolidated Cash Flows
(In U.S. dollars)

                                                          Unaudited                                              Unaudited
                                                     --------------                                         --------------
                                                     For the period     For the period                      For the period
                                                         1998-07-31         1998-07-31                          1998-07-31
                                                         (inception)        (inception)     Three-months       (inception)
                                                            through            through             ended           through
                                                         1998-09-30         1999-06-30        1999-09-30        1999-09-30
                                                     --------------     --------------      ------------    --------------
                                                                  $                  $                 $                 $
OPERATING ACTIVITIES
Net loss                                                    (34,921)          (984,546)         (426,714)       (1,411,260)
Non-cash item
     Amortization of capital assets                           2,126            112,925            53,325           166,250
 Changes in non-cash working capital items
     Sales taxes receivable                                  (6,207)           (37,782)           11,709           (26,073)
     Prepaid expenses                                        (2,555)           (31,212)          (65,364)          (96,576)
     Accounts payable                                         2,994             20,655            15,546            36,201
     Accrued liabilities                                      1,352            103,790            40,455           144,245
Cash flows from operating activities                        (37,211)          (816,170)         (371,043)       (1,187,213)
                                                         ----------         ----------        ----------        ----------
INVESTING ACTIVITIES
 Cash position of acquired company 2F(Note 3)                                      263                                 263
Term deposit                                                                   (10,196)                            (10,196)
Advances to directors and shareholders                         (142)            (3,127)                             (3,127)
Other advances                                               (4,154)           (13,695)           13,695
Capital assets 2F(Note 4)                                   (17,519)          (859,091)          (33,808)         (892,899)
Effect of exchange rate changes                                  (2)             3,079            (1,240)            1,839
                                                         ----------         ----------        ----------        ----------
Cash flows from investing activities                        (21,817)          (882,767)          (21,353)         (904,120)
                                                         ----------         ----------        ----------        ----------
FINANCING ACTIVITIES
Advances from (to) related companies                          8,418            (44,242)                            (44,242)
Advance from a director                                                            656             5,510             6,166
Repayment of long-term debt                                  (1,134)            (6,953)           (2,224)           (9,177)
Issuance of preferred shares of a subsidiary
company - non-controlling interest                                             285,474                             285,474
Issuance of capital stock                                    38,979          1,014,444                           1,014,444
Cancellation of capital stock                                                                    (35,000)          (35,000)
Advance payment on capital stock units                                         539,000           350,010           889,010
Effect of exchange rate changes                                 206            (26,472)           26,369              (103)
                                                         ----------         ----------        ----------        ----------
Cash flows from financing activities                         46,469          1,761,907           344,665         2,106,572
                                                         ----------         ----------        ----------        ----------
Net increase (decrease) in cash and
cash equivalents                                            (12,559)            62,970           (47,731)           15,239
Cash and cash equivalents, beginning of
period                                                                                            62,970
                                                         ----------         ----------        ----------        ----------
Cash and cash equivalents, end of period                    (12,559)            62,970            15,239            15,239
                                                         ==========         ==========        ==========        ==========


SUPPLEMENTAL DATA
Cash paid during the period for interest                        375              3,051               565             3,616
                                                         ==========         ==========        ==========        ==========

The accompanying notes are an integral part of the consolidated financial statements.

Planet 411.com Corporation
(A Development Stage Company)
Consolidated Balance Sheets
(In U.S. dollars)

                                                                                                                 Unaudited
                                                                                              1999-06-30        1999-09-30
                                                                                                       $                 $
                                                                                              ----------        ----------
ASSETS
Current assets
   Cash                                                                                           62,970            15,239
   Term deposit, 3.75%, maturing on April 19, 2000                                                10,196            10,080
   Sales taxes receivable                                                                         37,782            26,073
   Advances to directors and shareholders, without interest                                        2,673             2,637
   Prepaid expenses                                                                               31,212            96,576
                                                                                              ----------        ----------
                                                                                                 144,833           150,605
 Other advances, without interest or repayment terms                                              13,695
Capital assets 2F(Note 4)                                                                        968,591           950,466
                                                                                              ----------        ----------
                                                                                               1,127,119         1,101,071
                                                                                              ==========        ==========

LIABILITIES
Current liabilities
   Accounts payable                                                                              235,747           251,293
   Accrued liabilities                                                                           103,790           144,245
   Instalments on long-term debt                                                                   8,834             9,088
                                                                                                 348,371           404,626
Advances from directors, without interest or repayment terms                                         656             6,166
Long-term debt 2F(Note 5)                                                                          6,115             3,637
Non-controlling interest 2F(Note 6)                                                              285,474           285,474
                                                                                              ----------        ----------
                                                                                                 640,616           699,903
                                                                                              ----------        ----------

SHAREHOLDERS' EQUITY
Capital stock 2F(Note 7)
   Special voting stock, having a par value of $0.001, holding a number of votes equal to the number of exchangeable shares of 3560309 Canada Inc. outstanding other than those held directly or indirectly by the Company, 1 share authorized; 1 share June 30, 1999 and
   September 30, 1999 issued and outstanding                                                        --                --

   Preferred stock, having a par value of $0.001, 10,000,000 shares authorized; none issued         --                --

   Common stock, having a par value of $0.001, 69,999,999 shares authorized; 24,084,315
   (June 30,1999) and 23,592,115 (September 30, 1999) issued and outstanding                      24,084            23,592
Contributed surplus 2F(Note 7)                                                                   934,437         1,438,929
Advance payment on capital stock units 2F(Note 8)                                                539,000           350,010
Cumulative translation adjustments 2F(Note 9)                                                    (26,472)             (103)
Deficit accumulated during the development stage                                                (984,546)       (1,411,260)
                                                                                              ----------        ----------
                                                                                                 486,503           401,168
                                                                                              ----------        ----------
                                                                                               1,127,119         1,101,071
                                                                                              ==========        ==========


The accompanying notes are an integral part of the consolidated financial statements.

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


1  -  INCORPORATION AND NATURE OF OPERATIONS

The Company was formed on April 23, 1990 in the State of Nevada, USA, as Investor Club of the United States. The Company changed its name to Noble Financing Group Inc. in 1992, and then changed its name to Newman Energy Technologies Incorporated on April 21, 1998, to World Star Asia, Inc. on June 15, 1998, to Comgen Corp. on November 16, 1998 and to Planet 411.com Corporation on February 11, 1999 to reflect its current business interest.

On November 9, 1998, the Company increased its authorized capital from 100,000,000 shares of common stock having a par value of $0.001 to 300,000,000 shares of common stock having a par value of $0.001.

On March 30, 1999, the Company authorized one share of special voting stock having a par value of $0.001.

Pursuant to a combination agreement entered into as of April 20, 1999 among the Company, the Company's wholly-owned subsidiary, Planet 411 (Nova Scotia) Company, the Company's indirect wholly-owned subsidiary, 3560309 Canada Inc., 9066-4871 Quebec Inc. and the shareholders of 9066-4871 Quebec Inc., 3560309 Canada Inc. acquired all of the issued and outstanding shares of 9066-4871 Quebec Inc. in exchange for 25,094,996 exchangeable shares and 8,400 preferred shares of 3560309 Canada Inc. The preferred shares of 3560309 Canada Inc. may be converted into exchangeable shares of that corporation on the basis of one preferred share and CDN$5 for one exchangeable share. The exchangeable shares of 3560309 Canada Inc. may be exchanged at any time by their holders, on a share-for-share basis, for shares of common stock of the Company. Pursuant to the combination agreement, the Company has also issued one share of special voting stock which is held for the benefit of the holders of the exchangeable shares of 3560309 Canada Inc. The share of special voting stock entitles the holder to such number of votes as is equal to the number of exchangeable shares outstanding from time to time.

Since the shareholders of 9066-4871 Quebec Inc. controlled the Company thereafter, 9066-4871 Quebec Inc. was considered to be the acquirer. As result of the reverse takeover, the consolidated financial statements are a continuation of the financial statements of 9066-4871 Quebec Inc. There are no comparative figures since 9066-4871 Quebec Inc. was incorporated on July 31, 1998.

The Company is a publicly traded company trading on the over the counter bulletin board with stock symbol PFOO.

The Company, in its development stage, is involved in the e-business industry. It provides end-to-end quality e-business solutions to businesses interested in doing e-tailing (selling of retail goods on the Internet).

2  -  ACCOUNTING POLICIES

Financial statements

The financial statements have been prepared in accordance with generally accepted accounting principles in Canada and conform in all material respects with the generally accepted accounting principles in the United States.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These financial statements include the accounts of the Company and all its subsidiary companies. The Company has a 100% controlling interest in all its subsidiary companies.

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


Reporting currency and translation of foreign currencies

The Company has adopted the United States dollar as its reporting currency. The Company's financial statements have been translated from their functional currency, the Canadian dollar, into the reporting currency as follows: assets and liabilities have been translated at the exchange rate in effect at the end of the period and revenues and expenses have been translated at the weighted average exchange rate for the period. All cumulative translation gains or losses from the translation into the Company's reporting currency have been included as a separate component of shareholders' equity in the balance sheet. The changes in the cumulative translation adjustments account, from period to period, result solely from the application of this translation method.

Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities are translated at the exchange rate in effect at the end of the period, non-monetary assets and liabilities are translated at rates in effect on the dates of the related transactions and revenues and expenses have been translated at the weighted average exchange rate for the period. Exchange gains and losses arising from such transactions have been included in the statement of operations.

Revenue recognition

The Company recognizes revenue from fixed fees when they are billed and from services when they are used by customers. Revenue from pre-determined industry-dependent fees charged to e-merchants as a percentage of gross sales is recognized at the time of delivery and acceptance of the e-merchants' products. Additionally, the Company recognizes revenue, from contracts when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

2  -  ACCOUNTING POLICIES (Continued)

Amortization

Capital assets are amortized on a straight-line basis over their estimated useful lives as follows:

Office equipement, furniture and  fixtures                 5 years
 Office equipment, furniture and fixtures
 under capital leases                                      5 years
Computer equipment and software                            3 years
Licenses                                                   3 years

Management periodically reviews the carrying value of capital assets through an assessment of estimated undiscounted future cash flows from the assets. In the period that an impairment in value occurs, the capital assets are written down to their net recoverable amounts.

Financial instruments

The estimated fair value of cash, term deposit, accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity.

The estimated fair value of other advances, determined by discounting future cash flows at current rates, is approximately $11,000 as of June 30, 1999.

Cash and cash equivalents

The Company's policy is to present cash, bank overdrafts and temporary investments having a term of three month or less from the acquisition date as cash and cash equivalents.

Unaudited interim financial statements

The unaudited financial information included herein as of September 30, 1999, for the three-month period ended September 30, 1999 and for the period from July 31, 1998 (inception) through September 30, 1999, have been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of the Company, these unaudited financial statements, reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consistent with that of the audited data presented herein. The results of operations for interim periods are not necessarily indicative of the results expected for a full year.

3  -  BUSINESS ACQUISITION

On April 20, 1999, the Company executed a combination agreement (see Note 1). As a result, the shareholders of 9066-4871 Quebec Inc. controlled Planet 411.com Corporation after the share for share exchange and 9066-4871 Quebec Inc. was considered to be the acquirer. Consequently, the operations of the Company are included in earnings from the date of acquisition.

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


3  -  BUSINESS ACQUISITION
(Continued)

As at the date of acquisition, the fair value of net assets acquired were accounted for as follows:

                                                             $
                                                      --------

Cash                                                       263
Loans payable to shareholders                             (454)
Accounts payable                                       (55,732)
                                                      --------
Excess of liabilities over assets acquired             (55,923)
Consideration:
     8,484,315 common shares, at par value               8,484
                                                      --------
Contributed surplus                                    (64,407)
                                                      --------

4  -  CAPITAL ASSETS

                                                                             1999-06-30
                                                                             ----------
                                                       Cost   Amortization          Net
                                                  ---------   ------------   ----------
                                                          $              $            $

Office equipment, furniture and fixtures             59,366          8,030       51,336

 Office equipment, furniture and fixtures under
 capital leases                                      38,894          7,413       31,481
Computer equipment                                  207,777         34,831      172,946
Computer software                                   288,467         24,889      263,578
Licenses                                            490,091         40,841      449,250
                                                  ---------        -------      -------
                                                  1,084,595        116,004      968,591
                                                  =========        =======      =======

                                                                              Unaudited
                                                                             1999-09-30
                                                                             ----------
                                                       Cost   Amortization          Net
                                                  ---------   ------------   ----------
                                                          $              $            $

Office equipment, furniture and fixtures             76,299         11,665       64,634
 Office equipment, furniture and fixtures under
 capital leases                                      38,453          9,252       29,201
Computer equipment                                  214,443         47,369      167,074
Computer software                                   304,668         39,084      265,584
Licenses                                            484,540         60,567      423,973
                                                  ---------        -------      -------
                                                  1,118,403        167,937      950,466
                                                  =========        =======      =======

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


4  -  CAPITAL ASSETS (Continued)

During the period July 31, 1998 (inception) through June 30, 1999, capital assets were acquired at an aggregate cost of $1,084,595 of which $44,242 were acquired by means of advances from related companies and $21,902 by means of long-term debt, and of which $159,360 still remain in accounts payable. Cash payments of $859,091 were made to purchase capital assets.

One of the Company's licenses allows customers to use third-party software in developing marketing strategies for their products and tracking and invoicing their products. Another licence provides a host for the Company's Web sites.

5  -  LONG-TERM DEBT

                                                                                                   Unaudited
                                                                                                  ----------
                                                                               1999-06-30         1999-09-30
                                                                               ----------         ----------
                                                                                        $                  $
Obligations under capital leases, 16%, payable in monthly
instalments of $883, capital and interest, maturing in February 2001              14,949             12,725

Instalments due within one year                                                    8,834              9,088
                                                                                  ------             ------
                                                                                   6,115              3,637
                                                                                  ======             ======

As of June 30, 1999, the instalments on long-term debt for the next years are as follows:
                                                                                                          $
                                                                                                     ------
2000                                                                                                 10,595
2001                                                                                                  6,460
                                                                                                     ------
Total minimum lease payments                                                                         17,055
                                                                                                     ------
Interest included in minimum lease payments                                                           2,106
                                                                                                     14,949
                                                                                                     ======


The estimated fair value of the Company's long-term debt, determined by discounting future cash flows at current rates, is approximately equal to its carrying value.

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


6  -  NON-CONTROLLING INTEREST

Non-controlling interest of $285,474 consists of 8,400 preferred shares issued by a subsidiary company, non-voting, non-participating, non-cumulative preferential dividend of 80% of the prime rate on commercial loan charges by the financial institution of the Company, redeemable at a price equal to the fair market value of the consideration received upon issuance, issued for cash. The holders of the preferred shares have been granted an option to convert one preferred share for one exchangeable share (exchangeable for shares of the Company) at CDN$5 per share. No preferred dividends have been declared.


7  -  CAPITAL STOCK AND CONTRIBUTED SURPLUS

                                                           Special                               Common        Contributed
                                                      voting stock                                stock            surplus
                                       --------------------------------------------                            -----------
                                       Number of                          Number of
                                          shares            Amount           shares              Amount
                                       ---------          --------        ---------              ------        -----------
                                                                 $                                    $                  $

Special voting stock
(25,094,996 votes)                             1                                                                   104,444

 Balance outstanding on
 April 20, 1999, date of
 reverse takeover 2F(Note 3)                                              8,484,315               8,484            (64,407)

 June 1999 - exercise of
 warrants 2F(Note 15)                                                    15,600,000              15,600            894,400
                                             ---            ------       ----------            --------          ---------
Balance June 30, 1999                          1                --       24,084,315              24,084            934,437
 August 1999, cancellation of
 common stock 2F(Note 15)                                                  (600,000)               (600)           (34,400)
 September 1999, capital
 stock units issued 2F(Note 8)                                              107,800                 108            538,892
                                             ---            ------       ----------            --------          ---------
Balance September 30, 1999                     1                --       23,592,115              23,592          1,438,929
                                             ===            ======       ==========            ========          =========

Transactions during the period July 31, 1998 (inception) through June 30, 1999, and the three-month period ended September 30, 1999

     Special voting stock

     Pursuant to the combination agreement (see Note 1), the Company issued one share of special voting stock.

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


7  -  CAPITAL STOCK AND CONTRIBUTED SURPLUS (Continued)

     Common stock

On July 31, 1998, there were 2,828,105 issued and outstanding shares of common stock of the Company.

In August 1998, the Company acquired all the issued and outstanding shares of CBN World Star Incorporated ("CBN"), a Philippines company, and a mold plant license from World Transport Authority Inc. ("World Transport"), a Nevada Company. This transaction involved the issuance of 1,000,000 shares of common stock to the stockholders of CBN in exchange for all outstanding shares of CBN. The Company also issued 1,000,000 shares of common stock to World Transport, to indefinitely extend the term of the Master License granted by World Transport to CBN. The Company also issued an additional 500,000 shares of common stock to World Transport on grant of the license to build a mold building factory in the Philippines.

In October 1998, the August 1998 transaction was reversed, the Company repurchased from CBN and World Transport the 2,500,000 shares of common stock for $34,400 and returned all the issued and outstanding shares of CBN, the indefinite extension of the term of the Master License granted by World Transport to CBN and the grant of the license to build a mold building factory in the Philippines.

In November 1998, the outstanding 2,828,105 shares of common stock were split 3 for 1 resulting in 8,484,315 shares of common stock outstanding.

Pursuant to the combination agreement (see Note 1), the Company acquired 9066-4871 Quebec Inc. (see Note 3), which resulted in a reverse takeover. At the date of the reverse takeover, the shareholders of the Company owned 8,484,315 shares of common stock and the fair value of the net assets amounted to ($55,923) (see Note 3).

In June 1999, shareholders exercised their outstanding warrants and purchased 15,600,000 shares of common stock for $910,000 cash. In August 1999, the Company cancelled 600,000 shares of common stock and $35,000 cash was returned to the original investors.

In September 1999, 107,800 capital stock units were issued (Note 8).

At September 30, 1999, warrants to purchase 107,800 shares of common stock for $5, are outstanding. The warrants expire August 30, 2000.

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


8  -  ADVANCE PAYMENT ON CAPITAL STOCK UNITS

During the period July 31, 1998 (inception) to June 30, 1999, the Company received $539,000 with respect to a private placement for 107,800 units at $5,00 per unit. Each unit consists of one share of common stock and one share purchase warrant. Each warrant will entitle the holder to purchase one additional share of common stock of the Company for $5.00 within one year from the date of closing of the offer, August 30, 1999. The units were issued September 1999.

During the three-month period ended September 30, 1999, the Company received $350,010 with respect to a private placement for 233,340 units at $1.50 per unit. Each unit consists of one share of common stock and one share purchase warrant. Each warrant will entitle the holder to purchase one additional share of common stock of the Company for $1.50 within one year from the date of closing of the offer, October 15, 1999. As of September 30, 1999, no shares of common stock have been issued with respect to this private placement.

9  -  CUMULATIVE TRANSLATION ADJUSTMENTS

                                                                    Unaudited
                                                1999-06-30         1999-09-30
                                                ----------         ----------
                                                         $                  $
Balance, beginning of period                                          (26,472)
Effect of exchange rate changes                    (26,472)            26,369
                                                   -------             ------
Balance, end of period                             (26,472)              (103)
                                                   =======             ======

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


10  -  RELATED PARTY TRANSACTIONS

During the period, the Company entered into the following related party transactions concluded in the normal course of operations, at exchange value:


                                                         Unaudited                                               Unaudited
                                                    --------------                         -------------------------------
                                                    For the period   For the period                         For the period
                                                        1998-07-31       1998-07-31                             1998-07-31
                                                        (inception)      (inception)       Three-months         (inception)
                                                           through          through               ended            through
                                                        1998-09-30       1999-06-30          1999-09-30         1999-09-30
                                                    --------------   --------------        ------------     --------------
                                                                 $                $                   $                  $
Professionnal fees for legal services
were paid to a shareholder of the
Company                                                      3,913           22,487              15,739             38,226
                                                             =====           ======              ======             ======

Subcontracting fees for computer
support services were paid to a
company controlled by a shareholder of
the Company                                                   --              5,293               2,912              8,205
                                                             =====           ======              ======             ======


The estimated fair value of advances to directors and shareholders approximates the carrying value due to their short-term maturity.

The estimated fair value of advances from directors, determined by discounting future cash flows at current rates, is approximately equal to the carrying value.

The advances to directors and shareholders are short-term loans and advances from directors are for items purchased for use in the business which have not been reimbursed. These advances will be repaid in the year 2000.

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


11  -  INCOME TAXES

a) The tax benefits arising from operating losses and capital assets amortization for income tax purposes of approximately $1,050,000 (June 30, 1999) and $1,470,000 (September 30, 1999) are not recorded in the financial statements. The operating loss carry-forwards for income tax purposes of $937,000 (June 30, 1999) and $1,302,000 (September 30, 1999) expire in 2006 and 2007.

11  -  INCOME TAXES (Continued)

b) The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

                                                                                                                 Unaudited
                                                                                             1999-06-30         1999-09-30
                                                                                             ----------         ----------
                                                                                                      $                  $
     Operating loss carry-forwards                                                              365,430            494,760
     Capital assets, due to amortization taken for accounting purposes                           44,070             63,800
                                                                                                -------            -------
                                                                                                409,500            558,560
     Valuation allowance                                                                       (409,500)          (558,560)
                                                                                                -------            -------
     Net deferred tax assets                                                                         --                 --
                                                                                                =======            =======

12  -  COMMITMENTS

The Company has entered into long-term lease agreements expiring on February 28, 2003 and August 31, 2003 which call for lease payments of $256,717 for the rental of office space. Minimum lease payments for the next five years are $32,812 in 1999, $65,625 in 2000, 2001 and 2002, and $27,030 in 2003.

The Company has entered into service contracts for its main Website, which expire March 31, 2000 and April 30, 2000 and are described as follows:

                                                                                                          Minimum payments
                                                                            ----------------------------------------------
                                                            Nature
Licenses                                               of services             2000                2001              Total
                                                       -----------          -------             -------            -------
                                                                                  $                   $                  $
EMC Internet Management Services                           Support          261,600             218,000            479,600
Open Market Inc.                                           Hosting          130,987                                130,987
Vignette Corporation                                   Maintenance           50,101                                 50,101
                                                                            -------             -------            -------
                                                                            442,688             218,000            660,688
                                                                            =======             =======            =======

Planet 411.com Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(In U.S. dollars; information for the three-month period ended September 30, 1999 and for the period July 31, 1998 (inception) through September 30, 1999 is unaudited)


13  -  INTERNET PORTAL

On January 28, 1999, the Company entered into an agreement to design, create, maintain and commercialize a state-of-the art Internet portal, for the health and high-technology industry, to be the electronic reference for information as well as for the commercialization, sale and purchase of products and to provide a regularly updated periodical providing the latest news, developments and research. This portal will facilitate real-time communication between health professionals all over the world, assist emerging health related companies in obtaining financing and provide access not only to biomedical information but also to published documents. The contract will generate revenues of $1,193,961 over the next 20 months. As at June 30, 1999, construction of the Internet portal is in progress (See Note 15 c)).

14  -  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

15  -  SUBSEQUENT EVENTS

a) Subsequent to June 30, 1999, the Company entered into a merger agreement to which the Company will be merged with Planet 411.com Inc., a Delaware Corporation and shall cease to exist. The surviving company, whose total assets and liabilities will equal those of the Company prior to the merger, will issue shares to the shareholders of the Company in the ratios provided within the agreement.

b) Subsequent to June 30, 1999, the Company discovered that 600,000 shares of common stock on exercise of 15,600,000 warrants, as disclosed in Note 7, were issued in error. The Company has cancelled the 600,000 shares of common stock and returned $35,000 to the original investors.

c) The agreement described in Note 13 has been rescinded. All costs incurred by the Company relating to this agreement have been included in the statement of operations. In management's opinion, no other revenues or expenses are expected fom this agreement.